Mail Stop 6010

February 10, 2006

John Brewer
Chief Executive Officer
Garb Oil & Power Corporation
1588 South Main Street, Suite 200
Salt Lake City, Utah 84115

> **Re:**   **Garb Oil & Power Corporation**
> **Revised Preliminary Information Statement**
> **Filed February 3, 2006**
> **File No. 0-14859**

Dear Mr. Brewer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Purpose of the Increase in Authorized Capital, page 4

1.   Please revise your disclosure regarding the debt transactions and your table of beneficial owners of common stock to clarify whether the securities borrowed from Garbalizer are included in its total ownership. Please also:

- Clarify who has the ownership rights, including voting rights, with regard to the borrowed shares.
- Tell us how you obtained approval of the proposal to increase your authorized shares without compliance with Regulation 14A. Include the identity and beneficial ownership of all individuals who consented to the transaction and the relationship of those individuals to you.

2.   Please tell us how your creditor in the October 7, 2005 obligation can sell the shares as disclosed if the shares are restricted.

3.   Please disclose the value of the shares issued for each transaction on the date of each such issuance.   Also disclose the value of the shares to be issued for accrued salary.

4.   Please reconcile for us the debt obligations identified in your information statement with the liabilities identified on your latest balance sheet. Confirm that you have disclosed and explained in the information statement all debt obligations that you may satisfy with stock.

5.   Please show the number of shares available for issuance both before and after giving effect to the increase in authorized stock. Also show the number of shares reserved for all outstanding options, warrants and all other commitments to issue securities. Include a table to the extent necessary for a clear presentation.

6.   Clarify how you calculated that 2,171,782 shares are due to Garbalizer.

7.   Disclose all consideration that Garbalizer and related parties received for allowing you to borrow its shares.

8.   Please ensure that your disclosure indicates clearly which agreements are oral. Also, please tell us with specificity where you have filed all other agreements mentioned.

        As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have questions.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief